UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES
OF THE EXTON FACILITY

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Financial Statements and Supplemental Schedule
401(k) Savings Account Plan for Employees of the Exton Facility
Year Ended December 31, 2008

Financial Statements
And Supplemental Schedule
401(k) Savings Account Plan for Employees of the Exton Facility
Year Ended December 31, 2008
(Unaudited)

401(k) Savings Account Plan for Employees of the Exton Facility
Financial Statements
and Supplemental Schedule
Year Ended December 31, 2008
(Unaudited)

401(k) Savings Account Plan for Employees of the Exton Facility
Statements of Net Assets Available for Benefits
(Unaudited)

	December 31
	2008	2007

Investments at fair value:
Interest in synthetic investment contracts	$352,905	$411,525
Interest in common collective trusts	274,888	442,123
Participant loans	90,172	89,087
Interest in registered investment companies	84,550	130,644
Interest-bearing cash and cash equivalents	30,913	21,641
Corporate common stocks	830	2,718

Net assets available reflecting investments at fair value	834,258	1,097,938
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	22,952	1,473

Net assets available for benefits	$857,210	$1,099,211

See accompanying notes.

401(k) Savings Account Plan for Employees of the Exton Facility
Statement of Changes in Net Assets Available for Benefits
(Unaudited)
Year Ended December 31, 2008

Investment income (loss):
Net loss from interest in common collective trusts	$(149,094)
Net loss from interest in registered investment companies	(42,769)
Interest income	13,408
Net realized/unrealized loss on corporate common stock	(1,888)
Other income	10,214

Total investment loss	(170,129)

Distributions to participants	(71,872)

Net decrease in net assets available for benefits	(242,001)
Net assets available for benefits at beginning of year	1,099,211

Net assets available for benefits at end of year	$857,210

See accompanying notes.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements
December 31, 2008
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
2. Description of the Plan
The 401(k) Savings Account Plan for Employees of the Exton Facility, formerly known as the Allegheny Rodney (ALstrip) Profit Sharing Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Exton Facility was closed in December 2007.
The purpose of the Plan was to encourage employee thrift by permitting eligible employees of the Exton facility of Allegheny Ludlum Corporation (the Company) to defer a part of their compensation and contribute such deferral to the Plan. The Company is a wholly-owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The Plan allowed employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The Plan allowed participants to direct their contributions to any of the investment alternatives. Unless otherwise specified by the participant, all contributions were made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Income 2020 SL Series Fund).
Separate accounts are maintained by the Plan Sponsor for each participant. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Active employees could borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee was able to obtain no more than three loans at one time. Interest rates were determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods from 6 months up to 180 months. Payments were made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.
3. Investments
The Standish Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), collateralized mortgage obligations (CMOs), and common/collective trusts.
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2008, the interest crediting rates for Fixed Maturity SICs ranged from 4.12% to 5.04%.
Average yields for all fully-benefit responsive investment contracts for the year ended December 31, 2008 was as follows:

Based on actual earnings	4.67%
Based on interest rate credited to participants	4.56%

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
3. Investments (continued)
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2008.

(Unaudited)
State Street Global Advisors S&P 500 Flagship SL Series Fund	$229,724
Barclays Global Investors Asset-Backed Securities Index Fund*	65,003
Barclays Global Investors Intermediate Term Credit Bond Index Fund*	59,155

*	Held within SICs
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets as of December 31, 2008 were as follows:

Monumental Life Ins. Co. Constant Duration SIC	$99,753
Rabobank Constant Duration SIC	97,395
State Street Constant Duration SIC	53,719
Bank of America Fixed Maturity SIC	49,313
4. Fair Value Measurements
The Plan adopted FASB Statement No. 157, “Fair Value Measurements” (FAS 157), as required, on January 1, 2008. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. Specifically, FAS 157:
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	Eliminates large position discounts for financial instruments quoted in active markets; and

•	Expands disclosures about instruments measured at fair value.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value effective January 1, 2008. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
FAS 157 established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of the inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — inputs to the valuation methodology are unobservable and significant to the valuation measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the Net Asset Value (NAV) is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate common stocks — are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.

•	Common/collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs, CMOs, and common/collective trusts. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, or in the case of common/collective trusts the NAV is a quoted price in a market that is not active, synthetic investment contracts are classified within level 2 of the valuation hierarchy.

•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within level 2 of the valuation hierarchy.
The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the statement of net assets available for benefits and by FAS 157 valuation hierarchy (as described above). The Plan had no assets classified within level 3 of the valuation hierarchy.
Assets measured at fair value on a recurring basis:

December 31, 2008	Level 1	Level 2	Total

Interest in synthetic investment contracts	$—	$352,905	$352,905
Interest in common collective trusts	—	274,888	274,888
Interest in registered investment companies	84,550	—	84,550
Participant loans	—	90,172	90,172
Interest-bearing cash and cash equivalents	24,048	6,865	30,913
Corporate common stock	830	—	830

Total assets at fair value	$109,428	$724,830	$834,258

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

401(k) Savings Account Plan for Employees of the Exton Facility
Notes to Financial Statements (continued)
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2008:

Net assets available for benefits per the financial statements	$857,210
Deemed distribution of benefits to participants	(90,172)

Net assets available for benefits per the Form 5500	$767,038

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008.

Benefits paid to participants per the financial statements	$71,872
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	90,172
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2007	(20,163)

Benefits paid to participants per the Form 5500	$141,881

401(k) Savings Account Plan for Employees of the Exton Facility
EIN 25-1792394     Plan 002
Schedule H, Line 4(I)—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$13,718
American Funds Europacific Growth Fund	16,533
American Funds Growth Fund of America	14,649
MFS Value Fund	5,574
Lord Abbett Mid Cap Value Fund	734
MSIF Small Company Growth Fund	13,018
Western Asset Core Plus Bond Fund	20,324

Total registered investment companies	$84,550

Corporate Common Stock
Allegheny Technologies Incorporated*	$830

Interest-Bearing Cash and Cash Equivalents
Mellon Trust of New England TIF Fund	$24,048
Natixis Financial	6,865
Adjustment from fair to book value	(46)

$30,867

Common Collective Trusts:
Mellon Stable Value Fund	$7,820
Adjustment from fair to book value	368
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	7,234
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	11,104
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	7,693
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	8,765
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	222
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	2,326
State Street Global Advisors S&P 500 Flagship SL Series Fund	229,724

$275,256

Fixed Maturity Synthetic Contracts:
CMBS, BACM 2002-2 A3	$3,122
CMBS, BACM 2005-3 A3A	3,412
Fannie Mae, FNR 2002-74 LC	257
Freddie Mac, FHR 2627 BU	5,720
Freddie Mac, FHR 2640 TL	2,880
Freddie Mac, FHR 2715 ND	3,661
Freddie Mac, FHR 2760 EB	3,294
Freddie Mac, FHR 2786 PC	1,705

401(k) Savings Account Plan for Employees of the Exton Facility
EIN 25-1792394     Plan 002
Schedule H, Line 4(I)—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Freddie Mac, FHR 2865 PQ	5,068
Freddie Mac, FHR 2866 XD	5,080
Freddie Mac, FHR 2870 BD	3,415
Freddie Mac, FHR 2888 OW	2,407
GNMA Project Loans, GNR 06-51 A	3,776
Auto Valet 2008-2 A3A	5,003
Bank of America, N.A. Wrap contract	512

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	49,312

Auto, BASAT 06-G1 A4	4,936
CMBS, CDCMT 2002-FX1D1895488.82	3,176
Rate Redu Bonds, CNP 05-1 A2	5,034
Freddie Mac, FHR 2631 LB	2,305
Freddie Mac, FHR 2681 PC	4,373
Freddie Mac, FHR 2778 KR	1,701
Freddie Mac, FHR 2981 NB	3,932
Freddie Mac, FHR 2891 NB	3,433
CMBS, MLMT 05-CIP1 A2	6,138
CMBS, MLMT 05-CKI1 A2	3,042
CMBS, CD05-CD1 A2 FX	1,536
State Street Bank Wrap contract	1,292

State Street Bank Fixed Maturity Synthetic Contract 105028	40,898

CMBS, BSCMS 05-T18 A2	2,383
CMBS, BSCMS 99-WF2 A2	2,170
CMBS, BSCMS 03-T12 A2	336
Freddie Mac, FHR 2663 ML	5,947
Freddie Mac, FHR 2763 PC	4,472
Freddie Mac, FHR 2921 NV	2,542
Freddie Mac, FHR 2934 OC	3,438
CMBS, HFCMC 99-PH1 A2	330
CMBS, JPMCC 05-LDP2 A2	3,086
CMBS, MSC 99-CAM1 A4	94
Auto, NALT 06-A A4	6,653
Auto, VWALT 06-A A4	2,517
Natixis Financial Products Wrap contract	490

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	34,458

Total Fixed Maturity Synthetic Contracts	$124,668

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$3,777
Barclays Global Investors, Asset-Backed Sec Index Fund	25,870
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	7,867
Barclays Global Investors, Int Term Credit Bond Index Fund	23,544

401(k) Savings Account Plan for Employees of the Exton Facility
EIN 25-1792394     Plan 002
Schedule H, Line 4(I)—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Barclays Global Investors, Int Term Government Bond Index Fund	9,060
Barclays Global Investors, Long Term Government Bond Index Fund	2,211
Barclays Global Investors, Mortgage-Backed Sec Index Fund	19,422
Monumental Life Ins. Co. Wrap contract	8,002

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	99,753

Barclays Global Investors, 1-3 Year Government Bond Index Fund	3,679
Barclays Global Investors, Asset-Backed Sec Index Fund	25,202
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	7,663
Barclays Global Investors, Int Term Credit Bond Index Fund	22,933
Barclays Global Investors, Int Term Government Bond Index Fund	8,825
Barclays Global Investors, Long Term Government Bond Index Fund	2,154
Barclays Global Investors, Mortgage-Backed Sec Index Fund	18,918
Rabobank Wrap contract	8,021

Rabobank Constant Duration Synthetic Contract ATI060301	97,395

Barclays Global Investors, 1-3 Year Government Bond Index Fund	2,034
Barclays Global Investors, Asset-Backed Sec Index Fund	13,931
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	4,236
Barclays Global Investors, Int Term Credit Bond Index Fund	12,678
Barclays Global Investors, Int Term Government Bond Index Fund	4,878
Barclays Global Investors, Long Term Government Bond Index Fund	1,191
Barclays Global Investors, Mortgage-Backed Sec Index Fund	10,458
State Street Bank Wrap contract	4,313

State Street Bank Constant Duration Synthetic Contract 107073	53,719

Total Constant Duration Synthetic Contracts	$250,867

Participant loans* (5.00% to 9.25% with mature through 2018)	90,172

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES OF THE EXTON FACILITY

Date: June 25, 2009	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)